UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Patent Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

703070102

(CUSIP Number)

Mitchell S. Nussbaum

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4159

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No 703070102	Page 2 of 11

(1)	Names of Reporting Persons. Walker Digital, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,819,169
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,666,667
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,819,169
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 82.5%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 21,134,744 shares of Common Stock outstanding as of February 6, 2014 as disclosed in the issuer’s registration statement on Form S-1 filed February 11, 2014. Includes 14,999,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, which are convertible at the option of the holder thereof, at any time and from time to time, into an equal number of shares of Common Stock. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result of the voting power of the Series B Convertible Preferred Stock, the Reporting Person (as defined herein) may be deemed to beneficially own an additional 12,152,502 shares of common stock due to the voting power conferred upon such Reporting Person by the Series B Convertible Preferred Stock it may be deemed to beneficially own.

CUSIP No 70307012	Page 3 of 11

(1)	Names of Reporting Persons. JSW Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,819,169
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,666,667
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,819,169
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 82.5%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 21,134,744 shares of Common Stock outstanding as of February 6, 2014 as disclosed in the issuer’s registration statement on Form S-1 filed February 11, 2014. Includes 14,999,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, which are convertible at the option of the holder thereof, at any time and from time to time, into an equal number of shares of Common Stock. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result of the voting power of the Series B Convertible Preferred Stock, the Reporting Person (as defined herein) may be deemed to beneficially own an additional 12,152,502 shares of common stock due to the voting power conferred upon such Reporting Person by the Series B Convertible Preferred Stock it may be deemed to beneficially own.

CUSIP No 703070102	Page 4 of 11

(1)	Names of Reporting Persons. Jay S. Walker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,819,169
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 17,666,667
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,819,169
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 82.5%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 21, 134,744 shares of Common Stock outstanding as of February 6, 2014 as disclosed in the issuer’s registration statement on Form S-1 filed February 11, 2014. Includes 14,999,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock, which are convertible at the option of the holder thereof, at any time and from time to time, into an equal number of shares of Common Stock. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result of the voting power of the Series B Convertible Preferred Stock, the Reporting Person (as defined herein) may be deemed to beneficially own an additional 12,152,502 shares of common stock due to the voting power conferred upon such Reporting Person by the Series B Convertible Preferred Stock it may be deemed to beneficially own.

Item 1.     Security and Issuer

This Amendment No. 1 (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Patent Properties, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal office is Two High Ridge Park, Stamford, Connecticut 06905.

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on September 30, 2013 (the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 4.     Purpose of Transaction

The information contained in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Walker Digital entered into the Merger for the purpose of acquiring a controlling interest in Issuer. In connection with the Merger and pursuant to the terms of a Lock-Up Agreement dated as of July 11, 2013 between Issuer and Walker Digital, as amended, Walker Digital agreed that for a period of 12 months following the closing of the Merger, it will not sell or transfer any of the shares of Common Stock or Series B Preferred Stock received in the Merger to any person, other than (i) to affiliates and to current and former officers or members of Walker Digital and its affiliates (and on the condition such transferees enter into a similar lock-up agreement), (ii) upon a pledge of such securities (and on the condition such pledgee will enter into a similar lock-up agreement) or (iii) a transfer of shares of Common Stock in a secondary offering as part of a registered public offering that includes primary shares or in a privately negotiated sale of unregistered securities to third parties (not affiliated with Walker Digital) who agree to certain time limitations on the registration with respect to such securities, in either case at a purchase price of no less than $3.00 per share of Common Stock and for aggregate consideration of no more than $15,000,000. On February 10, 2014, Walker Digital, LLC (“Walker Digital”) entered into a Subscription, Purchase and Investment Agreement dated as of February 10, 2014 (the “Subscription Agreement”) in connection with the sale by Walker Digital of an aggregate of 5 million shares of common stock (the “Shares”) of the Issuer at $3.00 per share to a group of accredited investors (the “Investors”) in private resales not requiring registration under the Securities Act of 1933, as amended. Walker Digital also entered into a Registration Rights Indemnification Agreement dated as of February 10, 2014 with the Issuer indemnifying the Issuer for certain penalty payment obligations which may become due under a Registration Rights Agreement entered into in connection with the sale of the Shares.

Pursuant to the terms of a Subscription, Purchase and Investment Agreement, dated as of September 18, 2013, by and among Walker Digital, Issuer and the investors party thereto (the “Investors”), Walker Digital covenanted to each of the Investors that it will not, from the Closing Date through the first anniversary of the Closing Date, sell any shares of Common Stock to any third party for a purchase price of less than $3.00 per share; provided that Walker Digital may transfer up to 400,000 shares of Common Stock to one of its affiliates for the sole purpose of such affiliate transferring such shares of Common Stock to certain of such affiliate’s former officers.

Except as otherwise set forth herein, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.

Item 5.     Interest in Securities of the Issuer

(a)	As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 29,819,169 shares of Common Stock, representing in the aggregate approximately 82.5% of Issuer’s issued and outstanding shares of Common Stock, based upon 21,134,744 shares of Common Stock issued and outstanding as of January 17, 2014. All shares of Series B Convertible Preferred Stock vote together with the common stock on all matters to which stockholders are entitled to vote, provided that the holder of the Series B Convertible Preferred Stock is entitled to cast 80% of the total votes that may be cast with respect to any such matter. As a result, the Reporting Persons are entitled to vote approximately 82.5% of the Company’s outstanding voting stock on matters to which stockholder are entitled to vote. As a result of the voting power of the Series B Convertible Preferred Stock, the Reporting Persons may be deemed to beneficially own an additional 12,152,502 shares of common stock due to the voting power conferred by the Series B Convertible Preferred Stock it may be deemed to beneficially own.

Due to their relationship with each another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

(b)

Reporting Persons	No. of Shares With Sole Voting Power	No. of Shares with Sole Dispositive Power	No. of Shares with Shared Voting Power	No. of Shares with Shared Dispositive Power	Percentage of Class Beneficially Owned
Walker Digital	—	—	29,819,169	17,666,667	82.5%
JSW	—	—	29,819,169	17,666,667	82.5%
Walker	29,819,169	17,666,667	—	—	82.5%

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not Applicable.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of July 11, 2013, by and among GlobalOptions Group, Inc., GO Merger Sub LLC, Walker Digital, LLC and Walker Digital Holdings, LLC.(1)

99.2	Amendment to Agreement and Plan of Merger, dated as of September 18, 2013, by and among GlobalOptions Group, Inc., GO Merger Sub LLC, Walker Digital, LLC and Walker Digital Holdings, LLC.(2)

99.3	Lock-Up Agreement, dated as of July 11, 2013, by and between GlobalOptions Group, Inc. and Walker Digital, LLC.(3)

99.4	Amendment to Lock-Up Agreement, dated as of September 18, 2013, by and between GlobalOptions Group, Inc. and Walker Digital, LLC.(4)

99.5	Subscription, Purchase and Investment Agreement, dated as of September 18, 2013, by and among Walker Digital, LLC, GlobalOptions Group, Inc. and the investors party thereto.(5)

99.6	Joint Filing Agreement, dated as of September 30, 2013, by and among Walker Digital, LLC, JSW Investments, LLC and Jay S. Walker.**

99.7	Subscription, Purchase and Investment Agreement dated as of February 10, 2014 between Walker Digital, LLC and the Investers named therein.*

99.8	Registration Rights Indemnification Agreement dated as of February 10, 2014 between Walker Digital, LLC and Patent Properties, Inc.*

99.9	Escrow Agreement between Walker Digital, LLC, Broadband Capital Management, LLC and Loeb & Loeb LLP dated as of January 30, 2014.*

*	Filed herewith
**	Previously filed
(1)	Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Issuer with the United States Securities and Exchange Commission (the “Commission”) on July 15, 2013.
(2)	Incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Issuer with the Commission on September 24, 2013.
(3)	Incorporated herein by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Issuer with the Commission on July 15, 2013.
(4)	Incorporated herein by reference to Exhibit 4.11 of the Current Report on Form 8-K/A filed by Issuer with the Commission on September 27, 2013.
(5)	Incorporated herein by reference to Exhibit 10.32 of the Current Report on Form 8-K filed by Issuer with the Commission on September 24, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2014	WALKER DIGITAL, LLC

	By:	/s/ Jay S. Walker
Name: Jay S. Walker
Title: Authorized Person

JSW INVESTMENTS, LLC

	By:	/s/ Jay S. Walker
Name: Jay S. Walker
Title: Sole Member

/s/ Jay S. Walker
Jay S. Walker